UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On January 16, 2025 (NYSE American: MMA) issued a press release titled “MMA.inc Announces Record-Breaking Sign-ups for First Calendar Quarter and 192% Year-over-Year Growth with Launch of 30 Programs Across 4 Countries” A copy of the press release is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release Dated 16 January, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTA GLOBAL GROUP LIMITED

Date: December 16, 2025	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer